
07003196



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-65894

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: NYFIX CLEARING CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street, 26th Floor
(No. and Street)

PROCESSED
MAR 16 2007
THOMSON FINANCIAL

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven R. Vigliotti (646) 525-3011
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - if individual, state last, first, middle name)

100 Eagle Rock Avenue, Suite 200 (Address) East Hanover (City) NJ (State) 07936 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Steven R. Vigliotti, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to NYFIX Clearing Corporation (the "Company") for the year ended December 31, 2006, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as
that of a customer.



Signature — Date 2/27/07

Chief Financial Officer
Title



EUGENIA GENYUK
Notary Public, State of New York
No. 01GE6131988
Qualified in Kings County
Term Expires August 22, 2009

Notary Public 02/27/07

This report contains (check all applicable boxes):**

(x) Independent Auditors' Report.
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholder's Equity.
( ) (f) Statement of Changes in Subordinated Borrowings.
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission.
(x) (h) Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission.
(x) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission.
( ) (j) A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x) (l) An Oath or Affirmation.
( ) (m) A Copy of the SIPC Supplemental Report (not required).
(x) (n) Independent Auditor's Report on Internal Accounting Controls.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NYFIX CLEARING CORPORATION
(a subsidiary of NYFIX, Inc)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

NYFIX CLEARING CORPORATION
(a subsidiary of NYFIX, Inc.)

TABLE OF CONTENTS



FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
NYFIX Clearing Corporation

We have audited the accompanying statement of financial condition of NYFIX Clearing Corporation (the "Company") as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting for the basis of designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of NYFIX Clearing Corporation as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Friedman LLP

February 26, 2007

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK, LONG ISLAND AND NEW JERSEY AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

DFK

NYFIX CLEARING CORPORATION

(a subsidiary of NYFIX, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

Assets		
Cash and cash equivalents	$	25,117,881
Cash segregated under federal and other regulations		1,200,000
Deposit with clearing firm		765,954
Securities borrowed		421,434,659
Receivables from broker-dealers and clearing organizations		696,071
Marketable securities owned		2,555
Property and equipment, net		16,066
Other assets		106,113
Total Assets	$	449,339,299
Liabilities and Stockholder's Equity		
Liabilities:		
Securities loaned	$	422,413,763
Payables to broker-dealers and clearing organizations		14,925
Payables to customers		200,238
Payable to affiliates		509,263
Accounts payable and accrued expenses		698,581
Total liabilities		423,836,770
Commitments and contingencies		
Stockholder's equity		25,502,529
Total Liabilities and Stockholder's Equity	$	449,339,299

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION

NYFIX Clearing Corporation (the "Company") was incorporated on February 21, 2003. The Company clears equity securities transactions on a fully disclosed basis for introducing broker-dealers, including affiliates NYFIX Millennium, L.L.C. and NYFIX Transaction Services, Inc., and operates a matched-book stock borrow/stock loan business. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of National Association of Securities Dealers, Inc. ("NASD"). In October 2006, the Company became a direct wholly-owned subsidiary of NYFIX Broker-Dealer Holdings, LLC, which is wholly-owned by NYFIX, Inc. ("NYFIX"), a publicly-traded (Pink Sheets: NYFX) provider to the domestic and international financial markets of trading workstations, middle office trade automation technologies and trade messaging services to domestic and international market participants. In addition, NYFIX's registered broker-dealer subsidiaries also provide automated trade execution services to institutional counterparties.

2. SIGNIFICANT ACCOUNTING POLICIES

Concentration of Credit Risk for Cash—The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

Securities Owned—Marketable securities are valued at market value.

Securities Lending Activities—Securities borrowed and securities loaned are recorded at the amount of cash collateral provided for securities borrowed transactions and received for securities loaned transactions, plus accrued interest. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

Property and Equipment—Property and equipment are recorded at cost and are depreciated over their estimated useful lives, which range from two to seven years, on a straight-line basis.

Income Taxes—The Company is included in the consolidated federal income tax return and certain combined state and local returns filed by NYFIX.

Use of Estimates—The preparation of statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments—Substantially all of the Company's financial instruments are carried at fair value or amounts that management estimates approximate fair value as such financial instruments are short-term in nature or bear interest at rates approximating current market.

3. COLLATERALIZED TRANSACTIONS

The Company receives collateral under securities borrowed transactions, which it is allowed by contract or custom to sell or repledge. As of December 31, 2006, the fair value of securities borrowed of $405,012,810 was repledged for securities loaned.

4. REGULATORY NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital. The Company has elected to use the alternative method, as permitted by the rule, which requires the maintenance of minimum regulatory capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. The Company's membership in the Depository Trust Clearing Corporation requires it to maintain excess regulatory net capital of $10,000,000.

At December 31, 2006, the Company had regulatory net capital and a minimum regulatory net capital requirement of $25,430,481 and $250,000, respectively.

The Company performs the computations for the assets in the proprietary accounts of its introducing brokers (commonly referred to as "PAIB") in accordance with the customer reserve computation set forth under SEC Rule 15c3-3 (the Customer Reserve Formula).

5. RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

At December 31, 2006, receivables from and payables to broker-dealers, and clearing organizations were comprised of the following:

	Receivables	Payables
Receivable from clearing organizations	$ 679,173	$ -
Other	16,898	14,925
	$ 696,071	$ 14,925

6. RELATED PARTY TRANSACTIONS

The net unpaid balance reflected as payable to affiliates on the statement of financial condition, which includes the Company's income taxes payable for the current year, was $509,263 at December 31, 2006. The payable to affiliates are payable on demand and are non-interest bearing.

Employees of the Company are eligible to participate in the NYFIX 401(k) plan upon meeting certain eligibility requirements.

In December 2006, NYFIX made a cash capital contribution to the Company in the amount of $12,500,000.

Certain employees of the Company participate in the approved stock option plans of NYFIX.

7. PROPERTY AND EQUIPMENT

As of December 31, 2006, property and equipment is comprised of the following:

Software	$	8,440
Office computers		7,484
Office equipment		10,153
Data center equipment		6,355
		32,432
Less: Accumulated depreciation		16,366
	$	16,066

8. INCOME TAXES

The tax effects of temporary differences that give rise to deferred tax assets of $31,022 consist of stock-based compensation, amortization and a capital loss carryforward.

9. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company settles securities transactions with counterparties on behalf of its affiliated introducing brokers and in connection with its matched-book stock borrow/stock loan business. This activity may expose the Company to off-balance sheet risk arising from the potential that counterparties may fail to satisfy their obligations. In the event counterparties fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments, at unfavorable market prices, to satisfy those obligations. The Company mitigates the risk of counterparty nonperformance by requiring its affiliated introducing brokers to maintain cash deposits and by its membership in the stock loan hedge program of the Options Clearing Corporation (the "OCC"). The OCC guarantees the required mark-to-market payments related to the fluctuation in market value of the collateral underlying stock borrow/stock loan transactions processed by its members. At December 31, 2006, approximately 45% of the Company's stock borrow/stock loan transactions outstanding have been processed through the OCC. The Company believes that the settlement of these transactions will not have a material effect on the Company's financial statements.

The Company is a member of various clearing organizations that trade and clear securities. Associated with these memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

END